EXHIBIT 13.2
Condensed consolidated statement of income

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $, except per share amounts)	2024	2023	2024	2023

Revenues
Canadian Natural Gas Pipelines	1,395	1,303	4,196	3,829
U.S. Natural Gas Pipelines	1,503	1,473	4,643	4,558
Mexico Natural Gas Pipelines	218	213	649	625
Liquids Pipelines	725	715	2,217	1,935
Power and Energy Solutions	242	236	706	751
	4,083	3,940	12,411	11,698
Income (Loss) from Equity Investments	461	305	1,158	856
Impairment of Equity Investment	—	(1,244)	—	(2,100)
Operating and Other Expenses
Plant operating costs and other	1,346	1,271	3,909	3,544
Commodity purchases resold	182	178	522	373
Property taxes	235	218	697	667
Depreciation and amortization	713	690	2,149	2,061
Goodwill and asset impairment charges and other	21	—	21	—
	2,497	2,357	7,298	6,645
Net Gain (Loss) on Sale of Assets	572	—	620	—
Financial Charges
Interest expense	878	865	2,558	2,418
Allowance for funds used during construction	(210)	(164)	(551)	(443)
Foreign exchange (gains) losses, net	38	45	78	(231)
Interest income and other	(89)	(63)	(235)	(121)
	617	683	1,850	1,623
Income (Loss) before Income Taxes	2,002	(39)	5,041	2,186
Income Tax Expense (Recovery)
Current	186	97	447	324
Deferred	165	37	397	409
	351	134	844	733
Net Income (Loss)	1,651	(173)	4,197	1,453
Net income (loss) attributable to non-controlling interests	168	1	498	18
Net Income (Loss) Attributable to Controlling Interests	1,483	(174)	3,699	1,435
Preferred share dividends	26	23	76	69
Net Income (Loss) Attributable to Common Shares	1,457	(197)	3,623	1,366
Net Income (Loss) per Common Share
Basic and diluted	$1.40	($0.19)	$3.49	$1.33
Weighted Average Number of Common Shares (millions)
Basic	1,038	1,035	1,038	1,028
Diluted	1,038	1,035	1,038	1,028
See accompanying Notes to the Condensed consolidated financial statements.
54 | TC Energy Third Quarter 2024

Condensed consolidated statement of comprehensive income

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Net Income (Loss)	1,651	(173)	4,197	1,453
Other Comprehensive Income (Loss), Net of Income Taxes
Foreign currency translation gains and losses on net investment in foreign operations	(240)	430	457	(63)
Reclassification of foreign currency translation (gains) on net investment on disposal of foreign operations	(25)	—	(25)	—
Change in fair value of net investment hedges	1	(13)	(11)	12
Change in fair value of cash flow hedges	5	15	33	(3)
Reclassification to net income of (gains) losses on cash flow hedges	(6)	25	(8)	66
Other comprehensive income (loss) on equity investments	(8)	142	56	135
	(273)	599	502	147
Comprehensive Income (Loss)	1,378	426	4,699	1,600
Comprehensive income (loss) attributable to non-controlling interests	43	8	739	20
Comprehensive Income (Loss) Attributable to Controlling Interests	1,335	418	3,960	1,580
Preferred share dividends	26	23	76	69
Comprehensive Income (Loss) Attributable to Common Shares	1,309	395	3,884	1,511
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy Third Quarter 2024 | 55

Condensed consolidated statement of cash flows

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Cash Generated from Operations
Net income (loss)	1,651	(173)	4,197	1,453
Depreciation and amortization	713	690	2,149	2,061
Goodwill and asset impairment charges and other	21	—	21	—
Deferred income taxes	165	37	397	409
(Income) loss from equity investments	(461)	(305)	(1,158)	(856)
Impairment of equity investment	—	1,244	—	2,100
Distributions received from operating activities of equity investments	362	329	1,343	927
Employee post-retirement benefits funding, net of expense	3	3	11	(19)
Net (gain) loss on sale of assets	(572)	—	(620)	—
Equity allowance for funds used during construction	(139)	(103)	(359)	(283)
Unrealized (gains) losses on financial instruments	(78)	57	46	(255)
Expected credit loss provision	4	(2)	(19)	(117)
Other	43	(55)	(83)	3
(Increase) decrease in operating working capital	203	102	(313)	(15)
Net cash provided by operations	1,915	1,824	5,612	5,408
Investing Activities
Capital expenditures	(1,756)	(2,042)	(4,668)	(5,945)
Capital projects in development	(8)	(18)	(41)	(122)
Contributions to equity investments	(345)	(1,229)	(888)	(3,246)
Loans to affiliate (issued) repaid, net	—	—	—	250
Acquisitions, net of cash acquired	—	—	—	(302)
Proceeds from sale of assets, net of transaction costs	743	—	791	—
Other distributions from equity investments	509	—	539	16
Keystone XL contractual recoveries	2	2	7	7
Deferred amounts and other	—	(42)	(133)	(33)
Net cash (used in) provided by investing activities	(855)	(3,329)	(4,393)	(9,375)
Financing Activities
Notes payable issued (repaid), net	(1,137)	(2,401)	421	(6,055)
Long-term debt issued, net of issue costs	7,428	7,434	8,089	15,887
Long-term debt repaid	—	(2,150)	(1,662)	(2,610)
Disposition of equity interests, net of transaction costs	(7)	—	419	—
Junior subordinated notes issued, net of issue costs	1,465	—	1,465	—
Dividends on common shares	(996)	(583)	(2,957)	(1,822)
Dividends on preferred shares	(26)	(22)	(73)	(68)
Contributions from non-controlling interests	11	—	16	—
Distributions to non-controlling interests	(303)	(11)	(667)	(47)
Distributions on Class C Interests	—	—	(2)	(42)
Common shares issued, net of issue costs	21	—	21	4
Net cash (used in) provided by financing activities	6,456	2,267	5,070	5,247
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents and Restricted Cash	(36)	117	21	70
Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash, Including Cash Balances Classified as Assets Held for Sale	7,480	879	6,310	1,350
Cash balances classified as assets held for sale (Note 14)	34	—	—	—
Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	7,514	879	6,310	1,350
Cash and Cash Equivalents and Restricted Cash - Beginning of period	2,474	1,091	3,678	620
Cash and Cash Equivalents and Restricted Cash - End of period	9,988	1,970	9,988	1,970
See accompanying Notes to the Condensed consolidated financial statements.
56 | TC Energy Third Quarter 2024

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		September 30, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents		3,797	3,678
Restricted cash		6,191	—
Accounts receivable		3,526	4,209
Inventories		1,053	982
Other current assets		2,526	2,503
		17,093	11,372
Plant, Property and Equipment	net of accumulated depreciation of $38,014 and $36,602, respectively	84,180	80,569
Net Investment in Leases		2,321	2,263
Equity Investments		10,823	10,314
Restricted Investments		3,015	2,636
Regulatory Assets		2,608	2,330
Goodwill		12,828	12,532
Other Long-Term Assets		2,424	3,018
		135,292	125,034
LIABILITIES
Current Liabilities
Notes payable		422	—
Accounts payable and other		6,391	6,987
Dividends payable		1,012	979
Accrued interest		868	913
Current portion of long-term debt		4,390	2,938
		13,083	11,817
Regulatory Liabilities		5,229	4,806
Other Long-Term Liabilities		1,075	1,015
Deferred Income Tax Liabilities		7,870	8,125
Long-Term Debt		55,601	49,976
Junior Subordinated Notes		11,957	10,287
		94,815	86,026
EQUITY
Common shares, no par value		30,025	30,002
Issued and outstanding:	September 30, 2024 – 1,038 million shares December 31, 2023 – 1,037 million shares
Preferred shares		2,499	2,499
Retained earnings (Accumulated deficit)		(2,378)	(2,997)
Accumulated other comprehensive income (loss)		310	49
Controlling Interests		30,456	29,553
Non-Controlling Interests		10,021	9,455
		40,477	39,008
		135,292	125,034
Commitments, Contingencies and Guarantees (Note 15)
Variable Interest Entities (Note 16)
See accompanying Notes to the Condensed consolidated financial statements.
TC Energy Third Quarter 2024 | 57

Condensed consolidated statement of equity

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Common Shares
Balance at beginning of period	30,002	29,627	30,002	28,995
Shares issued:
Exercise of stock options	23	—	23	4
Dividend reinvestment and share purchase plan	—	375	—	1,003
Balance at end of period	30,025	30,002	30,025	30,002
Preferred Shares
Balance at beginning and end of period	2,499	2,499	2,499	2,499
Additional Paid-In Capital
Balance at beginning of period	—	728	—	722
Issuance of stock options, net of exercises	—	—	4	6
Disposition of equity interests, net of transaction costs	—	—	(22)	—
Reclassification of additional paid-in capital deficit to retained earnings (accumulated deficit)	—	—	18	—
Balance at end of period	—	728	—	728
Retained Earnings (Accumulated Deficit)
Balance at beginning of period	(2,839)	476	(2,997)	819
Net income (loss) attributable to controlling interests	1,483	(174)	3,699	1,435
Common share dividends	(996)	(966)	(2,988)	(2,874)
Preferred share dividends	(26)	(23)	(74)	(67)
Reclassification of additional paid-in capital deficit to retained earnings (accumulated deficit)	—	—	(18)	—
Balance at end of period	(2,378)	(687)	(2,378)	(687)
Accumulated Other Comprehensive Income (Loss)
Balance at beginning of period	458	508	49	955
Other comprehensive income (loss) attributable to controlling interests	(148)	592	282	145
Impact of non-controlling interest	—	—	(21)	—
Balance at end of period	310	1,100	310	1,100
Equity Attributable to Controlling Interests	30,456	33,642	30,456	33,642
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	10,374	324	9,455	126
Disposition of equity and non-controlling interests	(104)	—	478	—
Other comprehensive income (loss) attributable to non-controlling interests	(125)	7	241	2
Net income (loss) attributable to non-controlling interests	168	1	498	18
Contributions from non-controlling interests	11	—	16	—
Distributions declared to non-controlling interests	(303)	(11)	(667)	(47)
Non-controlling interests on acquisition of Texas Wind Farms	—	—	—	222
Balance at end of period	10,021	321	10,021	321
Total Equity	40,477	33,963	40,477	33,963
See accompanying Notes to the Condensed consolidated financial statements.
58 | TC Energy Third Quarter 2024

Notes to Condensed consolidated financial statements
(unaudited)
1. BASIS OF PRESENTATION
These Condensed consolidated financial statements of TC Energy Corporation (TC Energy or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TC Energy’s annual audited Consolidated financial statements for the year ended December 31, 2023, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in TC Energy’s 2023 Annual Report.
These Condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2023 audited Consolidated financial statements included in TC Energy’s 2023 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in certain of the Company’s segments primarily due to:
•Natural gas pipelines segments – the timing of regulatory decisions and negotiated rate case settlements as well as seasonal fluctuations in short-term throughput volumes on U.S. pipelines and marketing activities
•Liquids Pipelines – fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities
•Power and Energy Solutions – the impacts of seasonal weather conditions on customer demand, market supply and prices of natural gas and power as well as maintenance outages in certain of the Company’s investments in electrical power generation plants and Canadian non-regulated natural gas storage facilities and marketing activities.
In addition to the factors mentioned above, revenues and segmented earnings are impacted by fluctuations in foreign exchange rates, mainly related to the Company's U.S. dollar-denominated operations and Mexican peso-denominated exposure.
Use of Estimates and Judgments
In preparing these Condensed consolidated financial statements, TC Energy is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited Consolidated financial statements for the year ended December 31, 2023, except as described in Note 2, Accounting changes.

TC Energy Third Quarter 2024 | 59

2. ACCOUNTING CHANGES
Changes in Accounting Policies for 2024
Leases
In March 2023, the FASB issued new guidance that clarified the accounting for leasehold improvements associated with common control leases. This new guidance was effective January 1, 2024 and did not have a material impact on the Company's Condensed consolidated financial statements.
Future Accounting Changes
Income Taxes
In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company does not expect this guidance to have a material impact on the Company's Condensed consolidated financial statements.
Segment Reporting
In November 2023, the FASB issued new guidance to improve disclosures about a public entity's reportable segments and to address requests from investors for additional, more detailed information about a reportable segment's expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. This guidance will not have a material impact on the Company's Condensed consolidated financial statements.
3. SPINOFF OF LIQUIDS PIPELINES BUSINESS
On October 1, 2024, the Company completed the spinoff of its Liquids Pipelines business into a separate, publicly traded entity (the spinoff Transaction), South Bow Corporation (South Bow). To facilitate the separation, TC Energy common shareholders retained their interest in TC Energy and received 0.2 of a South Bow common share for each TC Energy common share held. South Bow's common shares commenced regular way trading on the TSX on October 2, 2024 and on the NYSE on October 8, 2024, under the ticker symbol SOBO.
For periods up to September 30, 2024, South Bow operations were materially reported within the Company's Liquids Pipelines segment. For additional information regarding the segmented earnings and assets of the Liquids Pipelines segment, refer to Note 4, Segmented information. Upon completion of the spinoff, for reporting periods subsequent to October 1, 2024, the Liquids Pipelines business will be reported as discontinued operations.
TC Energy and South Bow have executed a series of agreements to outline the parameters and guidelines that govern their ongoing relationship and to specify the separation of assets and liabilities between the two corporations. A Transition Services Agreement has been established, the primary purpose of which is to specify certain services that TC Energy will provide to South Bow, for compensation, for a period of up to two years. These services primarily include access to and support of systems that South Bow will continue to use until it has fully implemented new systems to support its business processes as well as warehouse management services.
TC Energy and South Bow have entered into a Separation Agreement providing that TC Energy will indemnify South Bow for 86 per cent of total net liabilities and costs associated with the Milepost 14 incident and the existing variable toll disputes on the Keystone Pipeline System (excluding any future impacts with respect to the variable toll after October 1, 2024) subject to a maximum liability to South Bow of $30 million, in aggregate, for those two matters. Any amounts that may ultimately be payable in respect of these net liabilities and costs above the current accrued amount are indeterminable at this time. As part of the Separation Agreement, any insurance recoveries will remain with TC Energy.
60 | TC Energy Third Quarter 2024

On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the spinoff Transaction on October 1, 2024 and US$1.25 billion of senior unsecured notes were used to repay a TCPL term loan. Upon completion of the spinoff Transaction, the escrowed funds were released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries.
Prior to the spinoff, TC Energy incurred pre-tax Liquids Pipelines business separation costs related to the spinoff Transaction of $67 million ($56 million after tax) and $112 million ($95 million after tax) for the three and nine months ended September 30, 2024, respectively. For the three and nine months ended September 30, 2024, separation costs of $28 million and $42 million, respectively, were included in the results of the Liquids Pipelines business segment and $25 million and $56 million, respectively, were included in the Corporate segment. For the three and nine months ended September 30, 2024, $42 million of interest expense and $28 million of interest income were included in the Corporate segment related to senior unsecured notes and junior subordinated notes issued on August 28, 2024 to establish South Bow's debt capital structure, the net proceeds of which were placed in escrow pending the completion of the spinoff Transaction.
TC Energy Third Quarter 2024 | 61

4. SEGMENTED INFORMATION

three months ended September 30, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,395	1,503	218	725	242	—		4,083
Intersegment revenues	—	24	—	—	—	(24)	[2]	—
	1,395	1,527	218	725	242	(24)		4,083
Income (loss) from equity investments[3]	7	68	79	17	290	—		461
Plant operating costs and other[3]	(478)	(448)	(37)	(231)	(139)	(13)	[2]	(1,346)
Commodity purchases resold	—	(32)	—	(135)	(15)	—		(182)
Property taxes	(79)	(126)	—	(28)	(2)	—		(235)
Depreciation and amortization	(350)	(231)	(23)	(87)	(22)	—		(713)
Goodwill and asset impairment charges and other	—	—	—	(21)	—	—		(21)
Net gain (loss) on sale of assets	—	572	—	—	—	—		572
Segmented Earnings (Losses)	495	1,330	237	240	354	(37)		2,619
Interest expense								(878)
Allowance for funds used during construction								210
Foreign exchange gains (losses), net								(38)
Interest income and other								89
Income (Loss) before Income Taxes								2,002
Income tax (expense) recovery								(351)
Net Income (Loss)								1,651
Net (income) loss attributable to non-controlling interests								(168)
Net Income (Loss) Attributable to Controlling Interests								1,483
Preferred share dividends								(26)
Net Income (Loss) Attributable to Common Shares								1,457

Capital Spending[4]
Capital expenditures	294	757	580	83	7	35		1,756
Capital projects in development	—	(1)	—	—	9	—		8
Contributions to equity investments	173	—	—	—	172	—		345
	467	756	580	83	188	35		2,109
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes an expense of $3 million on the expected credit loss (ECL) provision with respect to the net investment in leases associated with the in-service TGNH pipelines and an expense of $1 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Income (loss) from equity investments includes an expense of $1 million on the ECL provision for contract assets related to Sur de Texas.
4Included in Investing activities in the Condensed consolidated statement of cash flows.

62 | TC Energy Third Quarter 2024

three months ended September 30, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,303	1,473	213	715	236	—		3,940
Intersegment revenues	—	25	—	—	—	(25)	[2]	—
	1,303	1,498	213	715	236	(25)		3,940
Income (loss) from equity investments[3]	5	63	48	17	172	—		305
Impairment of equity investment	(1,244)	—	—	—	—	—		(1,244)
Plant operating costs and other[3]	(454)	(417)	(28)	(222)	(139)	(11)	[2]	(1,271)
Commodity purchases resold	—	(26)	—	(145)	(7)	—		(178)
Property taxes	(73)	(114)	—	(29)	(2)	—		(218)
Depreciation and amortization	(336)	(222)	(23)	(83)	(26)	—		(690)
Segmented Earnings (Losses)	(799)	782	210	253	234	(36)		644
Interest expense								(865)
Allowance for funds used during construction								164
Foreign exchange gains (losses), net								(45)
Interest income and other								63
Income (Loss) before Income Taxes								(39)
Income tax (expense) recovery								(134)
Net Income (Loss)								(173)
Net (income) loss attributable to non-controlling interests								(1)
Net Income (Loss) Attributable to Controlling Interests								(174)
Preferred share dividends								(23)
Net Income (Loss) Attributable to Common Shares								(197)

Capital Spending[4]
Capital expenditures	715	641	636	11	27	12		2,042
Capital projects in development	(4)	—	—	—	22	—		18
Contributions to equity investments	1,032	—	—	—	197	—		1,229
	1,743	641	636	11	246	12		3,289
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $2 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and no change on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Income (loss) from equity investments includes an expense of $1 million on the ECL provision for contract assets related to Sur de Texas.
4Included in Investing activities in the Condensed consolidated statement of cash flows.
TC Energy Third Quarter 2024 | 63

nine months ended September 30, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,196	4,643	649	2,217	706	—		12,411
Intersegment revenues	—	74	—	—	49	(123)	[2]	—
	4,196	4,717	649	2,217	755	(123)		12,411
Income (loss) from equity investments[3]	18	260	209	50	621	—		1,158
Plant operating costs and other[3]	(1,441)	(1,272)	(74)	(691)	(433)	2	[2]	(3,909)
Commodity purchases resold	—	(98)	—	(387)	(37)	—		(522)
Property taxes	(236)	(372)	—	(84)	(5)	—		(697)
Depreciation and amortization	(1,037)	(710)	(69)	(258)	(75)	—		(2,149)
Goodwill and asset impairment charges and other	—	—	—	(21)	—	—		(21)
Net gain (loss) on sale of assets	10	610	—	—	—	—		620
Segmented Earnings (Losses)	1,510	3,135	715	826	826	(121)		6,891
Interest expense								(2,558)
Allowance for funds used during construction								551
Foreign exchange gains (losses), net								(78)
Interest income and other								235
Income (Loss) before Income Taxes								5,041
Income tax (expense) recovery								(844)
Net Income (Loss)								4,197
Net (income) loss attributable to non-controlling interests								(498)
Net Income (Loss) Attributable to Controlling Interests								3,699
Preferred share dividends								(76)
Net Income (Loss) Attributable to Common Shares								3,623

Capital Spending[4]
Capital expenditures	874	1,794	1,800	127	35	38		4,668
Capital projects in development	—	—	—	—	41	—		41
Contributions to equity investments	350	—	—	—	538	—		888
	1,224	1,794	1,800	127	614	38		5,597
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $18 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $1 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. There was no change to Income (loss) from equity investments on the ECL provision for contract assets related to Sur de Texas.
4    Included in Investing activities in the Condensed consolidated statement of cash flows.

64 | TC Energy Third Quarter 2024

nine months ended September 30, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	3,829	4,558	625	1,935	751	—		11,698
Intersegment revenues	—	76	—	—	22	(98)	[2]	—
	3,829	4,634	625	1,935	773	(98)		11,698
Income (loss) from equity investments[3]	15	227	52	49	513	—		856
Impairment of equity investment	(2,100)	—	—	—	—	—		(2,100)
Plant operating costs and other[3]	(1,317)	(1,218)	36	(610)	(459)	24	[2]	(3,544)
Commodity purchases resold	—	(26)	—	(331)	(16)	—		(373)
Property taxes	(226)	(348)	—	(89)	(4)	—		(667)
Depreciation and amortization	(983)	(693)	(67)	(252)	(66)	—		(2,061)
Segmented Earnings (Losses)	(782)	2,576	646	702	741	(74)		3,809
Interest expense								(2,418)
Allowance for funds used during construction								443
Foreign exchange gains (losses), net								231
Interest income and other								121
Income (Loss) before Income Taxes								2,186
Income tax (expense) recovery								(733)
Net Income (Loss)								1,453
Net (income) loss attributable to non-controlling interests								(18)
Net Income (Loss) Attributable to Controlling Interests								1,435
Preferred share dividends								(69)
Net Income (Loss) Attributable to Common Shares								1,366

Capital Spending[4]
Capital expenditures	2,238	1,782	1,737	35	124	29		5,945
Capital projects in development	4	—	—	—	118	—		122
Contributions to equity investments	2,676	—	—	—	570	—		3,246
	4,918	1,782	1,737	35	812	29		9,313
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3The Mexico Natural Gas Pipelines segment includes a recovery of $105 million on the ECL provision with respect to the net investment in leases associated with the in-service TGNH pipelines and a recovery of $12 million on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. Income (loss) from equity investments includes an expense of $1 million on the ECL provision for contract assets related to Sur de Texas.
4    Included in Investing activities in the Condensed consolidated statement of cash flows.

TC Energy Third Quarter 2024 | 65

Total Assets by Segment

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023

Canadian Natural Gas Pipelines	30,727	29,782
U.S. Natural Gas Pipelines	51,746	50,499
Mexico Natural Gas Pipelines	14,512	12,003
Liquids Pipelines	15,675	15,490
Power and Energy Solutions	9,693	9,525
Corporate[1]	12,939	7,735
	135,292	125,034
1At September 30, 2024, includes $6.2 billion (2023 – nil) of restricted cash held in escrow related to the South Bow debt offering in August 2024.
66 | TC Energy Third Quarter 2024

5. REVENUES
Disaggregation of Revenues
The following tables summarize total Revenues for the three and nine months ended September 30, 2024 and 2023:

three months ended September 30, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,391	1,264	110	538	—	3,303
Power generation	—	—	—	—	49	49
Natural gas storage and other[1,2]	4	211	31	1	108	355
	1,395	1,475	141	539	157	3,707
Sales-type lease income	—	—	77	—	—	77
Other revenues[3]	—	28	—	186	85	299
	1,395	1,503	218	725	242	4,083
1The Canadian Natural Gas Pipelines segment includes $4 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project, which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $24 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 13, Risk management and financial instruments, for additional information. Additionally, other revenues include $29 million of operating lease income.

three months ended September 30, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	1,296	1,206	113	555	—	3,170
Power generation	—	—	—	—	109	109
Natural gas storage and other[1,2]	7	208	30	1	86	332
	1,303	1,414	143	556	195	3,611
Sales-type lease income	—	—	70	—	—	70
Other revenues[3]	—	59	—	159	41	259
	1,303	1,473	213	715	236	3,940
1The Canadian Natural Gas Pipelines segment includes $7 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project, which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $24 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 13, Risk management and financial instruments, for additional information. Additionally, other revenues include $29 million of operating lease income.

TC Energy Third Quarter 2024 | 67

nine months ended September 30, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	4,182	3,939	327	1,704	—	10,152
Power generation	—	—	—	—	203	203
Natural gas storage and other[1,2]	14	637	92	4	296	1,043
	4,196	4,576	419	1,708	499	11,398
Sales-type lease income	—	—	230	—	—	230
Other revenues[3]	—	67	—	509	207	783
	4,196	4,643	649	2,217	706	12,411
1The Canadian Natural Gas Pipelines segment includes $14 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project, which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $73 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 13, Risk management and financial instruments, for additional information. Additionally, other revenues include $90 million of operating lease income.

nine months ended September 30, 2023	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Energy Solutions	Total
(unaudited - millions of Canadian $)

Revenues from contracts with customers
Capacity arrangements and transportation	3,806	3,709	331	1,529	—	9,375
Power generation	—	—	—	—	342	342
Natural gas storage and other[1,2]	23	656	92	2	300	1,073
	3,829	4,365	423	1,531	642	10,790
Sales-type lease income	—	—	202	—	—	202
Other revenues[3]	—	193	—	404	109	706
	3,829	4,558	625	1,935	751	11,698
1The Canadian Natural Gas Pipelines segment includes $23 million of fee revenues from an affiliate related to development and construction of the Coastal GasLink pipeline project, which is 35 per cent owned by TC Energy.
2The Mexico Natural Gas Pipelines segment includes $73 million of revenues generated from non-lease components for the provision of operating and maintenance services with respect to sales-type leases on the in-service TGNH pipelines.
3Other revenues include income from the Company's marketing activities and financial instruments. Refer to Note 13, Risk management and financial instruments, for additional information. Additionally, other revenues include $91 million of operating lease income.

68 | TC Energy Third Quarter 2024

Contract Balances

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023	Affected line item on the Condensed consolidated balance sheet

Receivables from contracts with customers	1,614	1,832	Accounts receivable
Contract assets	210	151	Other current assets
Long-term contract assets	556	457	Other long-term assets
Contract liabilities[1]	55	69	Accounts payable and other
Long-term contract liabilities	10	12	Other long-term liabilities
1During the nine months ended September 30, 2024, $55 million (2023 – $56 million) of revenues were recognized that were included in contract liabilities and long-term contract liabilities at the beginning of the period.
Contract assets and long-term contract assets primarily relate to the Company’s right to revenues for services completed but not invoiced at the reporting date on long-term committed capacity natural gas pipelines contracts. The change in contract assets is primarily related to the transfer to Accounts receivable when these rights become unconditional and the customer is invoiced, as well as the recognition of additional revenues that remain to be invoiced. Contract liabilities and long-term contract liabilities primarily represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at September 30, 2024, future revenues from long-term pipeline capacity arrangements and transportation as well as natural gas storage and other contracts extending through 2055 are approximately $20.5 billion, of which approximately     $2.0 billion is expected to be recognized during the remainder of 2024. As at September 30, 2024, future revenues include $8.6 billion extending through to 2044 related to the Liquids Pipelines business. For reporting periods subsequent to October 1, 2024, amounts related to the Liquids Pipelines business will not be included in TC Energy's future revenues. Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information.
TC Energy Third Quarter 2024 | 69

6. COASTAL GASLINK
Subordinated Loan Agreement
Committed capacity under the subordinated loan agreement between TC Energy and Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) was $3.4 billion with a balance outstanding of $2.7 billion at September 30, 2024 (December 31, 2023 – $3.4 billion and $2.5 billion, respectively).
Any amounts outstanding on the loan will be repaid by Coastal GasLink LP to TC Energy once final project costs are known. Coastal GasLink LP partners, including TC Energy, will contribute equity to Coastal GasLink LP to ultimately fund Coastal GasLink LP’s repayment of this subordinated loan to TC Energy. The Company expects that these additional equity contributions will be predominantly funded by TC Energy.
Amounts drawn under the subordinated loan agreement are accounted for as in-substance equity contributions and are presented as Contributions to equity investments on the Company’s Condensed consolidated statement of cash flows. Interest and principal repayments on this loan, which are expected to be predominantly funded by TC Energy, will be accounted for as an equity investment distribution to the Company once received.
In the three and nine months ended September 30, 2024, draws of $110 million and $160 million (2023 – $985 million and         $1,770 million, net of repayments, respectively) were made by Coastal GasLink LP under the subordinated loan agreement. The table below reflects the changes in the carrying value of this loan receivable balance.

(unaudited - millions of Canadian $)

Outstanding balance at December 31, 2023	2,520
Impairment in prior years	(2,020)
Issuances in the nine months ended September 30, 2024	160
Outstanding balance at September 30, 2024	660
Subordinated Demand Revolving Credit Facility Agreement
On June 25, 2024, the Company amended its subordinated demand revolving credit facility agreement with Coastal GasLink LP, adding a new facility to provide short-term liquidity and funding flexibility for the Cedar Link project. The new facility has a capacity of $20 million and bears interest at a floating market-based rate. Facilities available through this agreement have a combined capacity of $120 million (December 31, 2023 – $100 million) with no outstanding balances at September 30, 2024.
70 | TC Energy Third Quarter 2024

Impairment of Equity Investment in Coastal GasLink LP
In the three and nine months ended September 30, 2024, no impairment charges were recorded (2023 – pre-tax impairment charges of $1,244 million and $2,100 million, respectively) as there were no events or changes in circumstances since December 31, 2023 indicating a significant adverse impact on the estimated fair value of the Company’s investment in Coastal GasLink LP.
Between December 31, 2022 and September 30, 2023, with the expectation that additional equity contributions under the subordinated loan agreement will be predominantly funded by TC Energy, the Company completed valuation assessments for the year ended December 31, 2022 and the first three quarters of 2023. For each period in which an assessment was performed, the Company concluded that the fair value of its investment in Coastal GasLink LP was below its carrying value and that these were other-than-temporary impairments. As a result, the cumulative pre-tax impairment charge recognized at September 30, 2024 is $5,148 million ($4,586 million after tax).
At September 30, 2024, the carrying value of the Company's investment was $732 million (December 31, 2023 – $294 million), which reflects the balance of amounts, net of impairments, drawn on the subordinated loan and other changes to TC Energy's equity investment.
At September 30, 2024, TC Energy expects to contribute up to approximately $0.7 billion in additional funding related to the capital cost estimates to complete the Coastal GasLink pipeline and the Cedar Link project.
TC Energy Third Quarter 2024 | 71

7. INCOME TAXES
Effective Tax Rates
The effective income tax rates were 17 per cent and 34 per cent for the nine months ended September 30, 2024 and 2023, respectively. The decrease in the effective income tax rate was primarily due to an unrealized non-taxable capital loss from the Coastal GasLink LP impairment in 2023 and the impact of Mexico foreign exchange exposure in 2024, partially offset by lower foreign income tax rate differentials and higher flow-through income taxes in 2024.
8. KEYSTONE ENVIRONMENTAL PROVISION
In December 2022, a pipeline incident (Milepost 14) occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2023, the Company had accrued a life-to-date environmental liability of $794 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. For the nine months ended September 30, 2024, amounts paid for the environmental remediation liability were $92 million         (2023 – $584 million). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company's Condensed consolidated balance sheet was $33 million and $10 million, respectively at September 30, 2024 (December 31, 2023 – $122 million and $9 million, respectively). Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information.
The expected recovery of the remaining estimated environmental remediation costs recorded in Other current assets and Other long-term assets were $67 million and $34 million, respectively at September 30, 2024 (December 31, 2023 –     $150 million and $33 million, respectively). An additional $36 million was accrued in 2023, as recoverable from TC Energy's wholly-owned captive insurance subsidiary. This amount was recorded as an expense in Interest income and other in the Condensed consolidated statement of income. For the nine months ended September 30, 2024, the Company received     $85 million (2023 – $396 million) from its insurance policies related to the costs for environmental remediation. As part of the Separation Agreement, any insurance recoveries related to the Milepost 14 incident will remain with TC Energy.
72 | TC Energy Third Quarter 2024

9. LONG-TERM DEBT
Long-Term Debt Issued
Long-term debt issued by the Company in the nine months ended September 30, 2024 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

TransCanada PipeLines Limited
	August 2024	Term Loan[1]	August 2024	US 1,242	Floating
Columbia Pipelines Operating Company LLC
	September 2024	Senior Unsecured Notes	October 2054	US 400	5.70%
Columbia Pipelines Holding Company LLC
	September 2024	Senior Unsecured Notes	October 2031	US 400	5.10%
	January 2024	Senior Unsecured Notes	January 2034	US 500	5.68%
1    In August 2024, TransCanada PipeLines Limited (TCPL) entered into a term loan to facilitate the spinoff of its Liquids Pipelines business, and in August 2024 the term loan was fully repaid and retired upon delivery of senior unsecured notes issued by 6297782 LLC.
South Bow Debt Issued

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Issue date	Type	Maturity date	Amount	Interest rate

South Bow Canadian Infrastructure Holdings Ltd.
	August 2024	Senior Unsecured Notes	February 2030	450	4.32%
	August 2024	Senior Unsecured Notes	February 2032	500	4.62%
	August 2024	Senior Unsecured Notes	February 2035	500	4.93%
	August 2024	Junior Subordinated Notes	March 2055	US 450	7.63%
	August 2024	Junior Subordinated Notes	March 2055	US 650	7.50%

6297782 LLC
	August 2024	Senior Unsecured Notes	September 2027	US 700	4.91%
	August 2024	Senior Unsecured Notes	October 2029	US 1,000	5.03%
	August 2024	Senior Unsecured Notes	October 2034	US 1,250	5.58%
	August 2024	Senior Unsecured Notes	October 2054	US 700	6.18%
On August 28, 2024, South Bow Canadian Infrastructure Holdings Ltd. and 6297782 LLC completed an offering of approximately $7.9 billion Canadian-dollar equivalent of senior unsecured notes and junior subordinated notes. Approximately $6.2 billion Canadian-dollar equivalent of the net proceeds was placed in escrow pending the completion of the spinoff Transaction on October 1, 2024 and US$1.25 billion of senior unsecured notes were used to repay a TCPL term loan. Upon completion of the spinoff Transaction, the escrowed funds were released to South Bow and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries. Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information.
At September 30, 2024, restricted cash was $6.2 billion which was comprised primarily of the proceeds of the South Bow debt offering held in escrow.

TC Energy Third Quarter 2024 | 73

Long-Term Debt Repaid/Retired
Long-term debt repaid by the Company in the nine months ended September 30, 2024 included the following:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

TransCanada PipeLines Limited
	August 2024	Term Loan[1]	US 1,242	Floating
	June 2024	Medium Term Notes	750	Floating
Nova Gas Transmission Ltd.
	March 2024	Debentures	100	9.90%
ANR Pipeline Company
	February 2024	Senior Unsecured Notes	US 125	7.38%
TC Energía Mexicana, S. de R.L. de C.V.
	Various	Senior Unsecured Term Loan	US 265	Floating
	Various	Senior Unsecured Revolving Credit Facility	US 185	Floating
1    In August 2024, TCPL entered into a term loan to facilitate the spinoff of its Liquids Pipelines business, and in August 2024 the term loan was fully repaid and retired upon delivery of senior unsecured notes issued by 6297782 LLC.
On August 15, 2024, the purchaser assumed US$250 million of senior notes outstanding held at PNGTS as part of the sale of PNGTS. Refer to Note 14, Strategic alliance and disposition, for additional information.
Subsequent Debt Repayments
On October 12, 2024, TCPL fully repaid and retired US$1.25 billion of senior unsecured notes upon maturity, bearing interest at a fixed rate of one per cent.
On October 15, 2024, TCPL purchased and cancelled the following notes at a 7.73 per cent weighted average discount, as a settlement of the cash tender offers previously announced on October 1, 2024:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

TransCanada PipeLines Limited
	October 2024	Senior Unsecured Notes	US 739	2.50%
	October 2024	Senior Unsecured Notes	US 201	5.00%
	October 2024	Senior Unsecured Notes	US 441	4.88%
	October 2024	Senior Unsecured Notes	US 180	5.10%
	October 2024	Senior Unsecured Notes	US 313	4.75%
	October 2024	Medium Term Notes	575	4.18%
In addition, the following callable bonds were fully repaid and retired on October 31, 2024:

(unaudited - millions of Canadian $, unless otherwise noted)
Company	Repayment date	Type	Amount	Interest rate

TransCanada PipeLines Limited
	October 2024	Senior Unsecured Notes	US 850	6.20%
	October 2024	Senior Unsecured Notes	US 400	Floating
	October 2024	Medium Term Notes	600	5.42%
	October 2024	Medium Term Notes	400	Floating

74 | TC Energy Third Quarter 2024

Capitalized Interest
In the three and nine months ended September 30, 2024, TC Energy capitalized interest related to capital projects of     $66 million and $200 million, respectively (2023 – $53 million and $125 million, respectively).
10. COMMON SHARES AND PREFERRED SHARES
The Board of Directors of TC Energy declared quarterly dividends as follows:

	three months ended September 30		nine months ended September 30
(unaudited - Canadian $, rounded to two decimals)	2024	2023	2024	2023

per common share	0.96	0.93	2.88	2.79

per Series 1 preferred share	0.22	0.22	0.65	0.65
per Series 2 preferred share	0.42	0.40	1.28	1.19
per Series 3 preferred share	0.11	0.11	0.32	0.32
per Series 4 preferred share	0.38	0.36	1.16	1.07
per Series 5 preferred share	0.12	0.12	0.37	0.37
per Series 6 preferred share	0.39	0.41	1.20	1.14
per Series 7 preferred share	0.37	0.24	0.99	0.73
per Series 9 preferred share	0.24	0.24	0.71	0.71
per Series 11 preferred share	0.21	0.21	0.42	0.42
On October 1, 2024, the Company completed the spinoff of its Liquids Pipelines business into a separate, publicly traded entity, South Bow. To effect the separation, TC Energy common shareholders retained their interest in TC Energy and received 0.2 of a South Bow common share for each TC Energy common share held.
On October 1, 2024, as part of the spinoff Transaction, all outstanding TC Energy stock options were cancelled, and an equivalent number of new TC Energy stock options were issued to applicable remaining TC Energy employees and former TC Energy employees (other than those transferred to South Bow pursuant to the spinoff Transaction) who still held TC Energy stock options. The exercise prices of the new TC Energy stock options were adjusted for the change in value of the TC Energy common shares following the spinoff Transaction.
Holders of the Series 9 preferred shares had the option to convert to Series 10 preferred shares by providing notice on or before October 15, 2024. On October 30, 2024, Series 9 preferred shareholders exercised their option to convert, on a     one-for-one basis, 1,297,203 Series 9 preferred shares into Series 10 preferred shares and will receive a floating rate cumulative dividend at an annual rate equal to the 90-day Government of Canada Treasury bill rate plus 2.35 per cent which will reset every quarter going forward. The fixed dividend rate on the remaining Series 9 preferred shares was reset for five years at 5.08 per cent, per annum. This rate will reset every five years.
Holders of the Series 7 preferred shares had the option to convert to Series 8 preferred shares by providing notice on or before April 15, 2024. As the total number of Series 7 preferred shares tendered for conversion did not meet the established threshold, no Series 7 preferred shares were subsequently converted into Series 8 preferred shares.

TC Energy Third Quarter 2024 | 75

11. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss), including the portion attributable to non-controlling interests and related tax effects, were as follows:

three months ended September 30, 2024	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(237)	(3)	(240)
Reclassification of foreign currency translation (gains) on net investment on disposal of foreign operations[1]	(25)	—	(25)
Change in fair value of net investment hedges	1	—	1
Change in fair value of cash flow hedges	7	(2)	5
Reclassification to net income of (gains) losses on cash flow hedges	(8)	2	(6)
Other comprehensive income (loss) on equity investments	(10)	2	(8)
Other Comprehensive Income (Loss)	(272)	(1)	(273)
1    Represents the controlling and non-controlling currency translation adjustment gains related to Portland Natural Gas Transmission System (PNGTS). Refer to Note 14, Strategic alliance and disposition, for additional information.

three months ended September 30, 2023	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	412	18	430
Change in fair value of net investment hedges	(17)	4	(13)
Change in fair value of cash flow hedges	18	(3)	15
Reclassification to net income of (gains) losses on cash flow hedges	32	(7)	25
Other comprehensive income (loss) on equity investments	190	(48)	142
Other Comprehensive Income (Loss)	635	(36)	599

nine months ended September 30, 2024	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	455	2	457
Reclassification of foreign currency translation (gains) on net investment on disposal of foreign operations[1]	(25)	—	(25)
Change in fair value of net investment hedges	(14)	3	(11)
Change in fair value of cash flow hedges	43	(10)	33
Reclassification to net income of (gains) losses on cash flow hedges	(10)	2	(8)
Other comprehensive income (loss) on equity investments	74	(18)	56
Other Comprehensive Income (Loss)	523	(21)	502
1    Represents the controlling and non-controlling currency translation adjustment gains related to PNGTS. Refer to Note 14, Strategic alliance and disposition, for additional information.
76 | TC Energy Third Quarter 2024

nine months ended September 30, 2023	Before tax amount	Income tax (expense) recovery	Net of tax amount
(unaudited - millions of Canadian $)

Foreign currency translation gains and losses on net investment in foreign operations	(72)	9	(63)
Change in fair value of net investment hedges	16	(4)	12
Change in fair value of cash flow hedges	(5)	2	(3)
Reclassification to net income of (gains) losses on cash flow hedges	86	(20)	66
Other comprehensive income (loss) on equity investments	181	(46)	135
Other Comprehensive Income (Loss)	206	(59)	147
The changes in AOCI by component, net of tax, were as follows:

three months ended September 30, 2024	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total
(unaudited - millions of Canadian $)

AOCI balance at July 1, 2024	2	(9)	(55)	520	458
Other comprehensive income (loss) before reclassifications[1]	(124)	5	—	(4)	(123)
Amounts reclassified from AOCI[2]	(15)	(6)	—	(4)	(25)
Net current period other comprehensive income (loss)	(139)	(1)	—	(8)	(148)
AOCI balance at September 30, 2024	(137)	(10)	(55)	512	310
1    Other comprehensive income (loss) before reclassifications on currency translation adjustments is net of non-controlling interest losses of $125 million (2023 – gains of $7 million).
2    Includes the controlling interest of the AOCI attributable to PNGTS recognized in Net gain (loss) on sale of assets upon the sale of PNGTS on August 15, 2024. Refer to Note 14, Strategic alliance and disposition, for additional information.

nine months ended September 30, 2024	Currency translation adjustments	Cash flow hedges	Pension and other post-retirement benefit plans adjustments	Equity investments	Total
(unaudited - millions of Canadian $)

AOCI balance at January 1, 2024	(317)	(35)	(55)	456	49
Other comprehensive income (loss) before reclassifications[1]	216	33	—	68	317
Amounts reclassified from AOCI[2,3]	(15)	(8)	—	(12)	(35)
Net current period other comprehensive income (loss)	201	25	—	56	282
Impact of non-controlling interest[4]	(21)	—	—	—	(21)
AOCI balance at September 30, 2024	(137)	(10)	(55)	512	310
1    Other comprehensive income (loss) before reclassifications on currency translation adjustments is net of non-controlling interest gains of $241 million (2023 – gains of $2 million).
2    Gains related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $11 million ($9 million after tax) at September 30, 2024. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time; however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.
3    Includes the controlling interest of the AOCI attributable to PNGTS recognized in Net gain (loss) on sale of assets upon the sale of PNGTS on August 15, 2024. Refer to Note 14, Strategic alliance and disposition, for additional information.
4    Represents the AOCI attributable to Comisión Federal de Electricidad's (CFE) 13.01 per cent non-controlling equity interest in TGNH. Refer to Note 14, Strategic alliance and disposition, for additional information.
TC Energy Third Quarter 2024 | 77

Details about reclassifications out of AOCI into the Condensed consolidated statement of income were as follows:

	three months ended September 30		nine months ended September 30		Affected line item in the Condensed consolidated statement of income[1]
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Cash flow hedges
Commodities	11	(29)	19	(77)	Revenues (Power and Energy Solutions)
Interest rate	(3)	(3)	(9)	(9)	Interest expense
	8	(32)	10	(86)	Total before tax
	(2)	7	(2)	20	Income tax (expense) recovery
	6	(25)	8	(66)	Net of tax
Equity investments
Equity income (loss)	5	6	15	17	Income (loss) from equity investments
	(1)	(1)	(3)	(4)	Income tax (expense) recovery
	4	5	12	13	Net of tax
Currency translation adjustments
Foreign currency translation gains on disposal of foreign operations	15	—	15	—	Net gain (loss) on sale of assets
	—	—	—	—	Income tax (expense) recovery
	15	—	15	—	Net of tax
1All amounts in parentheses indicate expenses to the Condensed consolidated statement of income.
12. EMPLOYEE POST-RETIREMENT BENEFITS
The components of the net benefit cost (recovery) recognized for the Company’s pension benefit plans and other         post-retirement benefit plans were as follows:

	three months ended September 30				nine months ended September 30
	Pension benefit plans		Other post-retirement benefit plans		Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2024	2023	2024	2023	2024	2023	2024	2023

Service cost[1]	28	23	—	1	83	69	1	2
Other components of net benefit cost (recovery)[1]
Interest cost	40	39	4	4	120	118	11	12
Expected return on plan assets	(62)	(59)	(4)	(4)	(187)	(176)	(11)	(12)
Amortization of regulatory asset	—	—	—	—	—	—	(1)	—
	(22)	(20)	—	—	(67)	(58)	(1)	—
Net Benefit Cost (Recovery)	6	3	—	1	16	11	—	2
1Service cost and other components of net benefit cost (recovery) are included in Plant operating costs and other in the Condensed consolidated statement of income.
78 | TC Energy Third Quarter 2024

13. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Risk Management Overview
TC Energy has exposure to market risk and counterparty credit risk and has strategies, policies and limits in place to manage the impact of these risks on its earnings, cash flows and, ultimately, shareholder value.
Counterparty Credit Risk
TC Energy’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable and certain contractual recoveries, available-for-sale assets, the fair value of derivative assets, net investment in leases and certain contract assets in Mexico.
Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of TC Energy's customers. While the majority of the Company's credit exposure is to large creditworthy entities, TC Energy maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to TC Energy's 2023 Annual Report for more information about the factors that mitigate the Company's counterparty credit risk exposure.
The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. TC Energy uses historical credit loss and recovery data, adjusted for management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.
For the three and nine months ended September 30, 2024, the Company recorded an expense of $3 million and a recovery of $18 million, respectively (2023 – recovery of $2 million and $105 million, respectively) on the ECL provision before tax with respect to the net investment in leases associated with the in-service TGNH pipelines and an expense of $1 million and a recovery of $1 million, respectively (2023 – nil and a recovery of $12 million, respectively) on the ECL provision for contract assets related to certain other Mexico natural gas pipelines. At September 30, 2024, the balance of the ECL provision was $61 million (December 31, 2023 – $76 million) with respect to the net investment in leases associated with the in-service TGNH pipelines and $2 million (December 31, 2023 – $4 million) related to certain other Mexico natural gas pipelines. For the three and nine months ended September 30, 2024, Income (loss) from equity investments includes an expense of $1 million and nil, respectively (2023 – expense of $1 million and $1 million, respectively) on the ECL provision for contract assets related to TC Energy's equity investment in Sur de Texas. The ECL provision is driven primarily by a probability of default measure for the counterparty, which is calculated using information published by an external third party.
At September 30, 2024, the Company had no significant credit losses, other than the ECL provisions noted above and there were no significant credit risk concentrations or amounts past due or impaired.
TC Energy has significant credit and performance exposure to financial institutions that hold cash deposits and provide committed credit lines and letters of credit that help manage the Company's exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets. TC Energy's portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
Amounts included in this note for the period ended September 30, 2024 include the Liquids Pipelines business. For reporting periods subsequent to October 1, 2024, the Liquids Pipelines business will be reported as discontinued operations.
TC Energy Third Quarter 2024 | 79

Net Investment in Foreign Operations
The Company hedges a portion of its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps and foreign exchange options as appropriate.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $, unless otherwise noted)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar foreign exchange options (maturing 2024)	—	US 400	8	US 1,000
U.S. dollar cross-currency interest rate swaps (maturing 2025)	(2)	US 100	2	US 200
	(2)	US 500	10	US 1,200
1Fair value equals carrying value.
2No amounts have been excluded from the assessment of hedge effectiveness.
The notional amounts and fair values of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless otherwise noted)	September 30, 2024	December 31, 2023

Notional amount	26,600 (US 19,600)	27,800 (US 21,100)
Fair value	26,600 (US 19,700)	26,600 (US 20,200)
Non-Derivative Financial Instruments
Fair value of non-derivative financial instruments
Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available including the Company's LMCI equity securities which are classified in Level I of the fair value hierarchy. Certain other non-derivative financial instruments included in Cash and cash equivalents, Restricted cash, Accounts receivable, Other current assets, Restricted investments, Net investment in leases, Other long-term assets, Notes payable, Accounts payable and other, Dividends payable, Accrued interest and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value and would be classified in Level II of the fair value hierarchy:

	September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt, including current portion[1,2,3]	(59,991)	(61,374)	(52,914)	(52,815)
Junior subordinated notes[3]	(11,957)	(11,780)	(10,287)	(9,217)
	(71,948)	(73,154)	(63,201)	(62,032)
1Long-term debt is recorded at amortized cost, except for US$3.0 billion (December 31, 2023 – US$2.0 billion) that is attributed to hedged risk and recorded at fair value.
2Net income (loss) for the three and nine months ended September 30, 2024 included unrealized losses of $222 million and $95 million, respectively         (2023 – unrealized gains of $86 million and $99 million, respectively) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships. There were no other unrealized gains or losses from fair value adjustments to the         non-derivative financial instruments.
3The carrying amount of long-term debt and junior subordinated notes at September 30, 2024 includes $7.9 billion (fair value of $8.0 billion) in Long‑term debt and Junior subordinated notes on the Company's Condensed consolidated balance sheet related to South Bow subsidiaries.
80 | TC Energy Third Quarter 2024

Available-for-sale assets summary
The following tables summarize additional information about the Company's restricted investments that were classified as available-for-sale assets:

	September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[1]	LMCI restricted investments	Other restricted investments[1]

Fair values of fixed income securities[2,3]
Maturing within 1 year	—	43	1	35
Maturing within 1-5 years	—	205	8	241
Maturing within 5-10 years	1,550	—	1,340	—
Maturing after 10 years	113	—	102	—
Fair value of equity securities[2,4]	1,060	60	883	50
	2,723	308	2,334	326
1Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.
2Available-for-sale assets are recorded at fair value and included in Other current assets and Restricted investments on the Company's Condensed consolidated balance sheet.
3Classified in Level II of the fair value hierarchy.
4Classified in Level I of the fair value hierarchy.

	September 30, 2024		September 30, 2023
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized gains (losses) in the period
three months ended	113	7	(87)	(3)
nine months ended	218	12	8	1
Net realized gains (losses) in the period[3]
three months ended	12	1	(1)	—
nine months ended	(3)	2	(18)	—
1Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory liabilities or regulatory assets.
2Unrealized and realized gains (losses) on other restricted investments are included in Interest income and other in the Condensed consolidated statement of income.
3Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period-end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
TC Energy Third Quarter 2024 | 81

In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
The recognition of gains and losses on derivatives for Canadian natural gas regulated pipeline exposures is determined through the regulatory process. Gains and losses arising from changes in the fair value of derivatives accounted for as part of rate-regulated accounting, including those that qualify for hedge accounting treatment, are expected to be refunded or recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as regulatory liabilities or regulatory assets and are refunded to or collected from the rate payers in subsequent years when the derivative settles.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments was as follows:

at September 30, 2024	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	19	—	—	1,200	1,219
Foreign exchange	—	—	—	23	23
	19	—	—	1,223	1,242
Other long-term assets
Commodities[2]	16	—	—	228	244
Foreign exchange	—	—	—	17	17
Interest rate	—	119	—	—	119
	16	119	—	245	380
Total Derivative Assets	35	119	—	1,468	1,622
Accounts payable and other
Commodities[2]	—	—	—	(1,120)	(1,120)
Foreign exchange	—	—	(2)	(28)	(30)
Interest rate	—	(18)	—	—	(18)
	—	(18)	(2)	(1,148)	(1,168)
Other long-term liabilities
Commodities[2]	—	—	—	(178)	(178)
Foreign exchange	—	—	—	(4)	(4)
Interest rate	—	(17)	—	—	(17)
	—	(17)	—	(182)	(199)
Total Derivative Liabilities	—	(35)	(2)	(1,330)	(1,367)
Total Derivatives	35	84	(2)	138	255
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas, liquids and emission credits.
82 | TC Energy Third Quarter 2024

at December 31, 2023	Cash flow hedges	Fair value hedges	Net investment hedges	Held for trading	Total fair value of derivative instruments[1]
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	9	—	—	1,195	1,204
Foreign exchange	—	—	10	71	81
	9	—	10	1,266	1,285
Other long-term assets
Commodities[2]	3	—	—	86	89
Foreign exchange	—	—	—	30	30
Interest rate	—	36	—	—	36
	3	36	—	116	155
Total Derivative Assets	12	36	10	1,382	1,440
Accounts payable and other
Commodities[2]	(1)	—	—	(1,110)	(1,111)
Foreign exchange	—	—	—	(14)	(14)
Interest rate	—	(18)	—	—	(18)
	(1)	(18)	—	(1,124)	(1,143)
Other long-term liabilities
Commodities[2]	—	—	—	(75)	(75)
Foreign exchange	—	—	—	(2)	(2)
Interest rate	—	(29)	—	—	(29)
	—	(29)	—	(77)	(106)
Total Derivative Liabilities	(1)	(47)	—	(1,201)	(1,249)
Total Derivatives	11	(11)	10	181	191
1Fair value equals carrying value.
2Includes purchases and sales of power, natural gas and liquids.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Derivatives in fair value hedging relationships
The following table details amounts recorded on the Condensed consolidated balance sheet in relation to cumulative adjustments for fair value hedges included in the carrying amount of the hedged liabilities:

	Carrying amount		Fair value hedging adjustments[1]
(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Long-term debt	(4,139)	(2,630)	(84)	11
1At September 30, 2024 and December 31, 2023, adjustments for discontinued hedging relationships included in these balances were nil.
TC Energy Third Quarter 2024 | 83

Notional and maturity summary
The maturity and notional amount or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations was as follows:

at September 30, 2024	Power	Natural gas	Liquids	Emission credits	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	10,257	127	(26)	(100)	—	—
Millions of U.S. dollars	—	—	—	—	5,368	3,000
Millions of Mexican pesos	—	—	—	—	16,750	—
Maturity dates	2024-2044	2024-2029	2024-2025	2024	2024-2026	2030-2049
1Volumes for power, natural gas, liquids and emission credit derivatives are in GWh, Bcf, MMBbls and thousand metric tonnes CO2, respectively.

at December 31, 2023	Power	Natural gas	Liquids	Foreign exchange	Interest rate
(unaudited)

Net sales (purchases)[1]	9,209	50	(7)	—	—
Millions of U.S. dollars	—	—	—	4,978	2,000
Millions of Mexican pesos	—	—	—	20,000	—
Maturity dates	2024-2044	2024-2029	2024	2024-2026	2030-2034
1Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.
Unrealized and Realized Gains (Losses) on Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period
Commodities[2]	54	(17)	33	113
Foreign exchange	24	(40)	(78)	142
Realized gains (losses) in the period
Commodities	192	249	550	579
Foreign exchange	(58)	(29)	(105)	110
Derivative Instruments in Hedging Relationships
Realized gains (losses) in the period
Commodities	6	(8)	24	(20)
Interest rate	(14)	(13)	(41)	(29)
1Realized and unrealized gains (losses) on held-for-trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains (losses) on foreign exchange held-for-trading derivative instruments are included on a net basis in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income.
2In the three and nine months ended September 30, 2024, unrealized gains of $4 million were reclassified to Net income (loss) from AOCI related to discontinued cash flow hedges (2023 – nil).
84 | TC Energy Third Quarter 2024

Derivatives in cash flow hedging relationships
The components of OCI (Note 11) related to the change in fair value of derivatives in cash flow hedging relationships before tax were as follows:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $, pre-tax)	2024	2023	2024	2023

Gains (losses) in fair value of commodity derivative instruments recognized in OCI[1]	7	18	43	(5)
1No amounts have been excluded from the assessment of hedge effectiveness.
Effect of fair value and cash flow hedging relationships
The following table details amounts presented in the Condensed consolidated statement of income in which the effects of fair value or cash flow hedging relationships were recorded:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Fair Value Hedges
Interest rate contracts[1]
Hedged items	(44)	(24)	(114)	(70)
Derivatives designated as hedging instruments	(14)	(13)	(41)	(29)
Cash Flow Hedges
Reclassification of gains (losses) on derivative instruments from AOCI to Net income (loss)[2,3]
Commodities[4]	11	(29)	19	(77)
Interest rate[1]	(3)	(3)	(9)	(9)
1Presented within Interest expense in the Condensed consolidated statement of income.
2Refer to Note 11, Other comprehensive income (loss) and Accumulated other comprehensive income (loss), for the components of OCI related to derivatives in cash flow hedging relationships.
3There are no amounts recognized in earnings that were excluded from effectiveness testing.
4Presented within Revenues (Power and Energy Solutions) in the Condensed consolidated statement of income. In the three and nine months ended September 30, 2024, unrealized gains of $4 million were reclassified to Net income (loss) from AOCI related to discontinued cash flow hedges (2023 – nil).
TC Energy Third Quarter 2024 | 85

Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TC Energy has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed consolidated balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at September 30, 2024	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	1,463	(1,224)	239
Foreign exchange	40	(26)	14
Interest rate	119	(21)	98
	1,622	(1,271)	351
Derivative instrument liabilities
Commodities	(1,298)	1,224	(74)
Foreign exchange	(34)	26	(8)
Interest rate	(35)	21	(14)
	(1,367)	1,271	(96)
1Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative instrument assets
Commodities	1,293	(1,099)	194
Foreign exchange	111	(16)	95
Interest rate	36	(5)	31
	1,440	(1,120)	320
Derivative instrument liabilities
Commodities	(1,186)	1,099	(87)
Foreign exchange	(16)	16	—
Interest rate	(47)	5	(42)
	(1,249)	1,120	(129)
1Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $60 million and letters of credit of $58 million at September 30, 2024 (December 31, 2023 – $149 million and $83 million, respectively) to its counterparties. At September 30, 2024, the Company held cash collateral of less than $1 million and $25 million letters of credit (December 31, 2023 – less than $1 million and $15 million, respectively) from counterparties on asset exposures.
Credit-risk-related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.
86 | TC Energy Third Quarter 2024

Based on contracts in place and market prices at September 30, 2024, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $8 million (December 31, 2023 – $3 million), for which the Company has provided no collateral in the normal course of business. If the credit‑risk‑related contingent features in these agreements were triggered on September 30, 2024, the Company would have been required to provide collateral equal to the fair value of the related derivative instruments discussed above. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving credit facilities to meet these contingent obligations should they arise.
Fair Value Hierarchy
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined

Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II
This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.
Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

Level III
This category includes long-dated commodity transactions in certain markets where liquidity is low. The Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions. Where appropriate, these long-dated prices are discounted to reflect the expected pricing from the applicable markets.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

at September 30, 2024	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	1,167	243	53	1,463
Foreign exchange	—	40	—	40
Interest rate	—	119	—	119
Derivative instrument liabilities
Commodities	(1,113)	(175)	(10)	(1,298)
Foreign exchange	—	(34)	—	(34)
Interest rate	—	(35)	—	(35)
	54	158	43	255
1There were no transfers from Level II to Level III for the nine months ended September 30, 2024.

TC Energy Third Quarter 2024 | 87

at December 31, 2023	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $)				Total

Derivative instrument assets
Commodities	1,054	229	10	1,293
Foreign exchange	—	111	—	111
Interest rate	—	36	—	36
Derivative instrument liabilities
Commodities	(1,002)	(163)	(21)	(1,186)
Foreign exchange	—	(16)	—	(16)
Interest rate	—	(47)	—	(47)
	52	150	(11)	191
1There were no transfers from Level II to Level III for the year ended December 31, 2023.
The Company has entered into contracts to sell 50 MW of power commencing in 2025 with terms ranging from 15 to 20 years provided from specified renewable sources in the Province of Alberta. The fair value of these contracts is classified in Level III of the fair value hierarchy and is based on the assumption that the contract volumes will be sourced approximately 80 per cent from wind generation, 10 per cent from solar generation and 10 per cent from the market.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended September 30		nine months ended September 30
(unaudited - millions of Canadian $)	2024	2023	2024	2023

Balance at beginning of period	3	(16)	(11)	(11)
Net gains (losses) included in Net income (loss)	8	6	25	1
Transfers to Level II	32	(2)	29	(1)
Net gains (losses) included in OCI	—	1	—	—
Balance at end of period[1]	43	(11)	43	(11)
1For the three and nine months ended September 30, 2024, there were unrealized gains of $8 million and $25 million, respectively, recognized in Revenues attributed to derivatives in the Level III category that were held at September 30, 2024 (2023 – unrealized gains of $6 million and $1 million, respectively).
88 | TC Energy Third Quarter 2024

14. STRATEGIC ALLIANCE AND DISPOSITION
U.S. Natural Gas Pipelines
Portland Natural Gas Transmission System (PNGTS)
On August 15, 2024, the Company and its partner Northern New England Investment Company, Inc., a subsidiary of Énergir L.P. (Énergir), completed the sale of PNGTS to a third party for gross purchase price of approximately $1.6 billion (US$1.1 billion), including the third party's assumption of US$250 million of senior notes outstanding at PNGTS, split pro-rata according to the PNGTS ownership interests (TC Energy – 61.7 per cent, Énergir – 38.3 per cent). The pre-tax gain attributable to the Company of $572 million (US$408 million) was included in Net gain (loss) on sale of assets in the Condensed consolidated statement of income, and the after-tax gain attributable to the Company was $456 million (US$323 million). The gain includes foreign currency translation gains of $15 million, which were reclassified from AOCI to Net income (loss). Prior to the disposition, all assets and liabilities of PNGTS were presented as held for sale on the Condensed consolidated balance sheet at March 31 and June 30, 2024. TC Energy is providing customary transition services and will continue to work jointly with the buyers to facilitate a safe and orderly transition.
Mexico Natural Gas Pipelines
Transportadora de Gas Natural de la Huasteca (TGNH)
In second quarter 2024, in accordance with the terms of the Company's strategic alliance, and in exchange for cash and     non-cash consideration of $561 million (US$411 million), the CFE became a partner in TGNH with a 13.01 per cent equity interest in TGNH. The transaction was accounted for as an equity transaction of which $588 million was recognized in Non-controlling interests and $21 million was recognized as AOCI attributable to the CFE’s non-controlling interest. The difference between these amounts and the consideration received was recorded as a reduction to Additional paid-in capital of $27 million.

TC Energy Third Quarter 2024 | 89

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
Capital expenditure commitments at September 30, 2024 decreased by approximately $0.5 billion from those reported at December 31, 2023, reflecting normal course fulfillment of construction contracts. As at September 30, 2024, capital expenditure commitments include the Liquids Pipelines business, primarily related to the Blackrod Connection project. Upon completion of the spinoff Transaction on October 1, 2024, the Liquids Pipelines Business will be reported as discontinued operations. Refer to Note 3, Spinoff of Liquids Pipelines business, for additional information.
Contingencies
TC Energy and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. The Company assesses all legal matters on an ongoing basis, including those of its equity investments, to determine if they meet the requirements for disclosure or accrual of a contingent loss. With the potential exception of the matters discussed below, it is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations. The claims below are material and there is a reasonable possibility of loss; however, they have not been assessed as probable and a reasonable estimate of loss cannot be made.
Coastal GasLink LP
Coastal GasLink LP is in dispute with a number of contractors related to construction of the Coastal GasLink pipeline. Material legal matters pertaining to Coastal GasLink are summarized as follows:
SA Energy Group
Coastal GasLink LP and SA Energy Group (SAEG), one of the prime construction contractors on the Coastal GasLink pipeline, have reached a mutually acceptable resolution to their disputes. The settlement is not an admission of liability by either party and the parties have mutually released their respective claims in arbitration. Details of the arbitration and the settlement are confidential, but the settlement did not result in any additional payments to SAEG and did not have an impact on TC Energy's financial statements.
Pacific Atlantic Pipeline Construction Ltd.
Coastal GasLink LP is in arbitration with one of its previous prime contractors, Pacific Atlantic Pipeline Construction Ltd. (PAPC). Coastal GasLink LP terminated its contract with PAPC for cause, due to the failure of PAPC to complete work as scheduled and made a demand on the parental guarantee for payment of the guaranteed obligations. Following Coastal GasLink LP’s demand on the guarantee, in August 2022, PAPC initiated arbitration. As of September 30, 2024, PAPC purports to seek at least $460 million in damages for wrongful termination for cause, termination damages and payments alleged to be outstanding. Coastal GasLink LP disputes the merits of PAPC’s claims and has counterclaimed against PAPC and its parent company and guarantor, Bonatti S.p.A., citing delays and failures by PAPC to perform and manage work in accordance with the terms of its contract. Coastal GasLink LP estimates its damages to be $1.3 billion. PAPC and Bonatti S.p.A. dispute Coastal GasLink LP's claims and assert that Coastal GasLink LP's damages, if any, are subject to a contractual limit of approximately $220 million. The arbitration hearing scheduled to proceed in November 2024 has been temporarily adjourned due to an unexpected delay related to a non-TC Energy participant and will be rescheduled as soon as possible. At September 30, 2024, the final outcome of this matter cannot be reasonably estimated.

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Separately, Coastal GasLink LP has drawn on a $117 million irrevocable standby letter of credit (LOC) provided by PAPC based on a bona fide belief that Coastal GasLink LP’s damages are in excess of the face value of the LOC. PAPC applied for an injunction restraining Coastal GasLink LP from drawing on the LOC pending the completion of the arbitration between Coastal GasLink LP, PAPC and Bonatti S.p.A., but was unsuccessful. Coastal GasLink LP is now able to use the recovered LOC funds. PAPC and Bonatti S.p.A. have amended their original claims to seek additional damages in relation to the draw on the LOC. The amount claimed has not been articulated, beyond the $117 million. The parties have agreed that the issue of damages arising from Coastal GasLink LP's draw on the LOC will be determined, if necessary, at a date subsequent to the arbitration hearing noted above.
Macro Spiecapag Coastal GasLink Joint Venture
Coastal GasLink LP is in a dispute with its former prime contractor, Macro Spiecapag Coastal GasLink Joint Venture (MSJV). In May 2021, Coastal GasLink LP terminated a portion of the work under its contract with MSJV. MSJV continued as prime contractor for the remaining portion of the work; however, it did not complete the remaining work as scheduled. MSJV claims compensation for the termination and certain costs which were rejected by Coastal GasLink LP. MSJV’s global claims against Coastal GasLink LP are approximately $426 million. Coastal GasLink LP disputes the merits of MSJV’s claims and claims damages in the approximate amount of $560 million arising from costs it incurred and the delay. A notice of arbitration was filed by Coastal GasLink LP on October 11, 2024. The parties are in discussions about the process of arbitration. At September 30, 2024, the final outcome of this matter cannot be reasonably estimated.
2016 Columbia Pipeline Acquisition Lawsuit
In 2023, the Delaware Chancery Court (the Court) issued its decision in the class action lawsuit commenced by former shareholders of Columbia Pipeline Group Inc. (CPG) related to the acquisition of CPG by TC Energy in 2016. The Court found that the former CPG executives breached their fiduciary duties, that the former CPG Board breached its duty of care in overseeing the sale process and that TC Energy aided and abetted those breaches.
On May 15, 2024, the Court allocated responsibility for the total sale process damages of US$398 million in the amount of 50 per cent to the former Columbia CEO and CFO, collectively, and 50 per cent to TC Energy. Pursuant to the Final Order and Judgment (Final Judgment), TC Energy’s allocated share of the sale process claim damages is US$199 million, plus US$153 million in interest as of June 14, 2024. The Court also entered judgment related to a disclosure claim for which TC Energy’s allocated share of damages is US$84 million, plus US$64 million in interest as of June 14, 2024. The damages for the two claims are not cumulative and TC Energy would only be required to pay the greater of the sale process damages and disclosure claim damages after final determination of those amounts on appeal.
TC Energy disagrees with many of the Court’s findings and believes the Court’s ruling departs from established Delaware law. TC Energy has filed a notice of appeal of the Court’s decision and anticipates that the appeal will conclude by mid-2025. During the appeal process, in lieu of paying the judgment, TC Energy posted an appeal bond in the amount of US$380 million, which approximates the amount of the Final Judgment plus nine months of post-judgment interest. The Company’s legal assessment is that it is not probable that TC Energy will incur a loss upon completion of the appeal process, and therefore, the Company has not accrued a provision for this claim at September 30, 2024.

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NAFTA Claim Request for Arbitration
In 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy North American Free Trade Agreement (NAFTA) claim to recover economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. The U.S. objected on the basis that the transition provisions under the United States-Mexico-Canada Agreement (USMCA) that protect investments made while NAFTA was in force apply only in connection with actions taken before     July 1, 2020, when USMCA replaced NAFTA. The arbitral Tribunal adjudicating the claim issued a split decision on         July 12, 2024, in which the majority of the panel agreed with the U.S. position and concluded that it did not have jurisdiction to hear TC Energy’s claim. After assessing the decision and available options to challenge it, TC Energy concluded that, while the Company continues to believe in the validity of the claim and believe the arbitral Tribunal’s decision to be incorrect, there is no viable path forward for the claim within the rules of the investor/state dispute resolution process under USMCA. Accordingly, no further action will be taken. This decision effectively ends TC Energy’s claim.
Guarantees
TC Energy and its partner on the Sur de Texas pipeline, IEnova, have jointly guaranteed the financial performance of the entity which owns the pipeline. Such agreements include a guarantee and a letter of credit which are primarily related to the delivery of natural gas.
TC Energy and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust, have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services.
The Company and its partners in certain other jointly-owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees and letters of credit which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by TC Energy under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in Other long-term liabilities on the Condensed consolidated balance sheet. Information regarding the Company’s guarantees is as follows:

		September 30, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Sur de Texas	Renewable to 2053	88	—	97	—
Bruce Power	Renewable to 2065	88	—	88	—
Other jointly-owned entities	to 2043	112	3	80	3
		288	3	265	3
1TC Energy's share of the potential estimated current or contingent exposure.
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16. VARIABLE INTEREST ENTITIES
Consolidated VIEs
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents	642	190
Accounts receivable	795	476
Inventories	196	90
Other current assets	202	49
	1,835	805
Plant, Property and Equipment[1]	47,698	27,649
Restricted Investments	946	—
Equity Investments	809	823
Regulatory Assets	32	12
Goodwill	449	439
Intangible and Other Assets	13	—
	51,782	29,728
LIABILITIES
Current Liabilities
Accounts payable and other	1,568	1,135
Accrued interest	195	210
Current portion of long-term debt	1,941	28
	3,704	1,373
Regulatory Liabilities	1,205	280
Other Long-Term Liabilities	79	56
Deferred Income Tax Liabilities	6	22
Long-Term Debt	11,646	11,388
	16,640	13,119
1    On April 1, 2024, the NGTL System was classified as a VIE when its ownership was transferred from Nova Gas Transmission Ltd. to NGTL GP Ltd. on behalf of NGTL Limited Partnership.
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Non-Consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	September 30, 2024	December 31, 2023

Balance Sheet Exposure
Equity investments
Bruce Power	6,601	6,241
Coastal GasLink	732	294
Other pipeline equity investments	1,097	1,117
Off-Balance Sheet Exposure[1]
Bruce Power	1,924	1,538
Coastal GasLink[2]	745	855
Other pipeline equity investments	58	58
Maximum Exposure to Loss	11,157	10,103
1 Includes maximum potential exposure to guarantees and future funding commitments.
2 TC Energy is contractually obligated to fund the capital costs to complete Phase I of the Coastal GasLink pipeline by funding the remaining equity requirements of Coastal GasLink LP through capacity on the subordinated loan agreement with Coastal GasLink LP until final project costs are determined. At September 30, 2024, the total capacity committed by TC Energy under this subordinated loan agreement was $3,375 million     (December 31, 2023 – $3,375 million). The outstanding balance on this subordinated loan at September 30, 2024 was $2,680 million, reducing the Company's funding commitment under the subordinated loan agreement to $695 million. Refer to Note 6, Coastal GasLink for additional information.
In addition to the subordinated loan agreement, TC Energy has entered into a new equity contribution agreement to fund a maximum of $50 million for its proportionate share of the equity requirements related to the Cedar Link project.
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